Argentex Mining Corporation
Management Discussion and Analysis
For the Three and Six-Month Periods Ended July 31, 2015

As of September 28, 2015

ii

Introduction

The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed interim consolidated financial statements and related notes for the three and six-month periods ended July 31, 2015 and our audited consolidated financial statements and related notes for our fiscal year ended January 31, 2015. These condensed interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$0.7645. Additional information related to our company is available on SEDAR at www.sedar.com and on our corporate website at www.argentexmining.com.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

•	our proposed business combination with Austral Gold Limited;
•	our need for, and our ability to raise, capital;
•	our financial and operating objectives and strategies to achieve them; and
•	our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

•	that we will complete our proposed business combination with Austral Gold Limited;
•	our ability to obtain any necessary financing on acceptable terms;
•	the timely receipt of required regulatory and shareholder approvals;
•	continuation of current tax and regulatory regimes;
•	current exchange rates and interest rates; and
•	general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

•	general economic and business conditions;

•	our negative operating cash flow;
•	our ability to obtain additional financing;
•	fluctuations in worldwide prices and demand for minerals;
•	increases in capital and operating costs;
•	risks associated with mineral resource exploration and development activities;
•	uncertainties inherent in the estimation of mineral resources and mineral reserves;
•	competition for resource properties and infrastructure in the mineral exploration industry;
•	technological changes and developments in the mineral exploration and mining industry;
•	regulatory uncertainties and potential environmental liabilities;
•	political developments in Argentina; and
•	the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property. In light of current market conditions, and in an effort to preserve cash, we continue to maintain Pingüino on care and maintenance.

On August 28, 2015 we entered into a letter agreement with Austral Gold providing for a business combination transaction in which Austral Gold would acquire all of our issued and outstanding securities not already held by Austral Gold and two of its subsidiaries by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia). Details of this transaction are discussed below under “Letter Agreement with Austral Gold”.

During our first quarter, three of our independent board members elected to receive their annual director fees in stock options as part of our overall efforts to reduce overhead for the near future. In addition, effective May 1, 2015 our senior management agreed to a temporary 25% reduction in their cash compensation.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

Letter Agreement with Austral Gold

On July 2, 2013, we completed a private placement with Austral Gold Limited (ASX:AGD), a publicly traded Australian company with operations located primarily in Chile and Argentina. In the private placement transaction, Austral Gold and one of its subsidiaries, Austral Gold Argentina S.A., made an investment of approximately CDN$5 million which resulted in a 19.9% equity position in our company. We also agreed to appoint one Austral Gold nominee to our board of directors, another Austral Gold nominee as Assistant Corporate Secretary of our company, to appoint an Austral Gold nominee to our technical advisory board and, to discuss a friendly business combination with Austral Gold.

On August 28, 2015, we entered into a binding letter agreement with Austral Gold providing for a business combination in which Austral Gold would acquire all of the issued and outstanding shares of our company not already owned by it and two of its subsidiaries (Austral Gold Argentina S.A. and Guanaco Mining Company Ltd.) in a share exchange conducted as a plan of arrangement under the Business Corporation Act (British Columbia) (the “Transaction”). The letter agreement contemplates that each Argentex share not already owned by Austral Gold, Austral Gold Argentina S.A. and Guanaco Mining Company Ltd. will be exchanged for 0.5651 Austral Gold shares and that Austral Gold will become a reporting issuer in Canada and obtain a listing on the TSX Venture Exchange. After adjusting for the Transaction, we anticipate that all of our shareholders other than Austral Gold and its two subsidiaries, will own an aggregate of approximately 7.75% of the outstanding Austral Gold shares, subject to adjustment if, between now and closing, Austral Gold completes a permitted equity raise of up to AUD$10 million at a price of AUD$0.15 or more per Austral Gold share.

In addition, the letter agreement with Austral Gold contemplates that all of our share purchase warrants and options that are (i) not ‘in-the-money’ and (ii) outstanding on the closing date will be amended to provide that the holders will be entitled, upon exercise at any time following the closing date, to purchase ordinary shares of Austral Gold at an exercise price equal to the price expressed in their original security adjusted to reflect the exchange ratio of 0.5651. The 900,000 options held by three of our directors that will be ‘in-the-money’ on the closing date are to be cancelled in exchange for cash. We anticipate that, on the closing date, the only share purchase warrants of our company that will be outstanding will be those purchased by Austral Gold and Austral Gold Argentina S.A. in the July, 2013 private placement and we have agreed that Austral Gold may transfer these to the holders of its ordinary shares, pro rata, provided that none of these share purchase warrants may be exercised prior to the Transaction closing date.

Completion of the Transaction is subject to various conditions, including due diligence, the negotiation and execution of a formal transaction agreement by October 31, 2015, shareholder and regulatory approvals and the listing of Austral Gold’s ordinary shares on the TSX Venture Exchange. Both parties have agreed to negotiate exclusively and in good faith with each other until October 31, 2015, with a view to settling the terms of the formal transaction agreement prior to that date. If we sign a definitive agreement before October 31, 2015, Austral Gold has agreed that it will lend money to us to be used to fund some of our transaction expenses in accordance with an agreed budget that is attached to the letter agreement. In addition, we have agreed that members of our company’s management will provide consulting services to Austral Gold in exchange for a consulting fee payable to our company, which we propose to use to offset general and administrative expenses over the next few months. If the Transaction does not close after the parties have executed a definitive agreement, the letter agreement contemplates that one or the other of the parties may be required to pay a termination fee, depending on the reasons why the transaction did not close.

We believe that the proposed Transaction with Austral Gold is in the best interest of our company and its shareholders. We believe it presents the following benefits, among others:

•	Cash flow from Austral Gold’s existing gold mine in a mining friendly jurisdiction;
•	Significant potential brownfield exploration targets around the Guanaco operation;

•	Advanced development project (Amancaya) undergoing internal studies for potential near term construction (Chile);
•	Experienced development and operational team;
•	Comprehensive business network in Argentina and Chile with enhanced opportunities for growth and access to capital.

Summary of Quarterly Results

The following selected financial information is a summary of our eight most recently completed quarters up to July 30, 2015.

Fiscal Year	2016		2015				2014

($000’s, except share data)	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2th Quarter	1st Quarter	4th Quarter	3rd Quarter

Total revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Net loss	398	271	315	315	399	626	944	1,137
Basic and diluted loss per common share	0.01	0.00	0.00	0.01	0.00	0.01	0.01	0.01

Three and Six-Month Periods Ended July 31, 2015 compared to Three and Six-Month Periods Ended July 31, 2014 Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses during the three and six-month periods ended July 31, 2015 and 2014 were as follows:

Three-month	Three-month		Six-month	Six-month
period ended	period ended		period ended	period ended
July 31, 2015	July 31, 2014	Decrease	July 31, 2015	July 31, 2014	Decrease

$54,855	$133,227	($78,372)	$80,157	$329,278	($249,121)

In note 6 to our July 31, 2015 financial statements we have provided a detailed breakdown of our mineral exploration expenses. Most of these expenditures were incurred on our Pingüino project.

Mineral exploration expenses were lower during the three and six-month periods ended July 31, 2015 as compared to the three and six-month periods ended July 31, 2014 mainly due to expenditures incurred on our Pinguino project in 2014 to update our Resource Estimate, which was included in the Engineering expense category during the three and six-month periods ended July 31, 2014. In addition, during our fourth quarter ended January 31, 2014, we placed the camp at Pingüino on care and maintenance and reduced the number of employees working there. The camp remains on care and maintenance status. We anticipate that we will continue to avoid significant camp, salary and supply costs while we are focused on completing the business combination with Austral Gold.

General and Administrative

Our general and administrative expenses during the three and six-month periods ended July 31, 2015 and 2014 were as follows:

Three-month	Three-month		Six-month	Six-month
period ended	period ended		period ended	period ended
July 31, 2015	July 31, 2014	Increase	July 31, 2015	July 31, 2014	Decrease

$346,712	$307,204	$39,508	$611,481	$698,125	($86,644)

The increase during the three-month period ended July 31, 2015 was primarily due to severance of approximately $122,000 paid subsequent to the end of July 31, 2015 to our former country administrator in Argentina. Offsetting this increase was a temporary reduction of 25% of management salaries/fees effective May 1, 2015 and an increase of approximately 12% in the average value of the $US relative to the $CDN during the three and six-month periods ended July 31, 2015 as compared to the three-month period ended July 31, 2014 which resulted in a reduction of our expenses as the majority of our administrative expenses are in $CDN.

The factors described above also contributed to the decrease in general and administrative expenses during the six-month period ended July 31, 2015 as compared to the six-month period ended July 31, 2014. In addition, included in our general and administrative expenses during the six-month periods ended July 31, 2015 and 2014 are expenses of $21,663 and $84,175 for consulting and professional expenses related to discussions of a business combination with Austral Gold.

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At July 31, 2015 we had $207,113 in cash and cash equivalents and the US dollar equivalent of $283,366 in Argentine pesos equivalent in a fund managed by an international brokerage firm. Our working capital1 decreased by $642,424 to $328,996 at July 31, 2015 from $971,420 at January 31, 2015.

If we and Austral Gold sign a definitive agreement during the Exclusivity Period ending October 31, 2015, Austral Gold has agreed that it will lend us money to satisfy our transaction expenses in accordance with an agreed budget. In addition, Austral Gold has advised us that they will retain us to provide certain consulting services on a monthly fee basis until the Transaction is completed. We believe that cash on hand, together with these two additional sources of revenue, will provide the funds we will need to pay our transaction and general and administrative expenses until completion of the proposed transaction with Austral Gold.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

As disclosed in note 3 to our financial statements, the continuation of our company as a going concern is dependent upon the continued financial support of our shareholders, our ability to obtain financing, including the bridge financing from Austral Gold that we intend to use to pay transaction costs, as well as consulting fee income from Austral Gold in exchange for consulting services until the proposed business combination transaction is completed. Although we plan to complete the proposed business combination with Austral Gold, we can provide no assurance that we will be able to do so. If we do not complete the proposed business combination with Austral Gold, we will not have sufficient funds available for active exploration of our properties or for payment of our general and administrative expenses for more than a few more months, and we will need to seek alternate sources of funds. We can provide no assurance that we will be able to do so and if we cannot, our business may fail.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $599,919 during the six-month period ended July 31, 2015 as compared to $1,204,788 during the six-month period ended July 31, 2014. The decrease is primarily due to a decrease in our administrative expenses and a decrease in our mineral property exploration activities during the six-month period ended July 31, 2015 as compared to July 31, 2014, as explained above which also includes an increase in changes in our operating assets and liabilities of $64,372 during the six-month period ended July 31, 2015 (six-month period ended July 31, 2015 - decrease of $186,165).

Cash From (Used In) Investing Activities

Net cash from investing activities was $200,209 during the six-month period ended July 31, 2015 as compared to $387,309 used in investing activities during the six-month period ended July 31, 2014. During the six-month period ended July 31, 2014, we paid $875,655 equivalent in Argentine pesos to purchase units of a fund managed by an international broker dealer in Argentina. We have since sold some of these units for proceeds of $200,209 during the six-month period ended July 31, 2015 as compared to $212,221 during the six-month period ended July 31, 2014. In addition, during the six-month period ended July 31, 2014 we received the final loan installment repayments in Argentine pesos, equivalent to $277,097, including taxes of $17,097. These loan installments were related to our loan that we made during fiscal 2014 to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar.

We used $nil (2014-$972) to purchase equipment during the six-month period ended July 31, 2015.

[1] Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our common shares to raise capital.

Because the strike price of all of our outstanding warrants and stock options is significantly higher than our current share price, we do not anticipate the exercise of any of these securities over the next few months.

In addition, we anticipate receiving funds from Austral Gold as discussed under the Liquidity section.

Capital Management

Our objectives when managing capital are to safeguard our ability to continue as a going concern. Given challenging market conditions and our limited treasury, we have curtailed the exploration and evaluation of our mineral properties and the evaluation of additional exploration assets to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk, while we seek to close the proposed Transaction with Austral Gold. In the management of capital, we include our cash and cash equivalent balances, short-term investments and components of shareholders’ equity.

We manage the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

We are not currently subject to externally imposed capital requirements. There were no changes in our approach to capital management during the three-month period ended July 31, 2015.

Commitments

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement for office space in Vancouver, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$5,734 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent. As of July 31, 2015, approximately $28,000 remained outstanding under the lease.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. On July 1, 2014, we renewed our agreement for two additional years whereby the rent was reduced to approximately ARS $7,200 or approximately $833 per month for the first year and ARS $9,360 or approximately $1,050 per month for the second year. As of July 31, 2015, approximately $11,000 remained outstanding under the lease.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

During the six-month period ended July 31, 2015, we paid or accrued salary and benefits of $93,896 (July 31, 2014- $123,107) to Michael Brown, our President and CEO. The decrease in salaries and benefits during the six-month period ended July 31, 2015 is primarily due to a temporary decrease in salary effective May 1, 2015 as described below and to an increase in the value of the US dollar as compared to the Canadian dollar during the six-month period ended July 31, 2015 as compared to the six-month period ended July 31, 2014 as Mr. Brown’s salary and benefits are paid in Canadian dollars. As at July 31, 2015 we have accrued $9,299 in respect of unused vacation by our President and CEO.

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with Michael Brown, our President and Chief Executive Officer, providing for a temporary reduction of his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that Mr. Brown’s annual salary will temporarily be decreased to CDN$187,500 per annum, which works out to a temporary reduction of CDN$5,208 per month. Finally, the amending agreement provides that if our company experiences a change of control, Mr. Brown would be reimbursed for up to six month’s worth of the temporary reduction.

During the six-month period ended July 31, 2015, we paid or accrued consulting fees of $63,071 (July 31, 2014 - $85,144) related to a consulting agreement between us and JBD Consulting Ltd., a company controlled by our Chief Financial Officer, Jeff Finkelstein. The decrease in consulting fees during the six-month period ended July 31, 2015 is primarily due to a temporary decrease in consulting fees effective May 1, 2015 as described below and to an increase in the value of the US dollar as compared to the Canadian dollar during the six-month period ended July 31, 2015 as compared to the six-month period ended July 31, 2014 as consulting fees paid to JBD Consulting Ltd. are paid in Canadian dollars. At July 31, 2015, we have accrued $8,368 in respect of unused vacation by our Chief Financial Officer.

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with a company controlled by our Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will temporarily be decreased to CDN$11,250 per month, which works out to a temporary reduction of CDN$3,750 per month. Finally, the amending agreement provides that if our company experiences a change in control, the company controlled by our Chief Financial Officer would be reimbursed for up to Six month’s worth of the temporary reduction.

During the six-month period ended July 31, 2015, we paid aggregate director fees of approximately $11,989 to three of our independent directors (July 31, 2014 – approximately $27,245 to our six independent directors) and recorded stock based compensation of $6,835 related to stock options granted to our three other independent directors (July 31, 2014-nil). At July 31, 2015 and January 31, 2015, there were no amounts owed to any of our directors.

Related party transactions are disclosed in further detail in Note 9 to the financial statements.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		July 31, 2015		January 31, 2015
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$207,113	$207,113	$590,925	$590,925
Short-term investments	Level 1	$283,366	$283,366	$477,606	$477,606
Receivables	Level 2	$4,777	$4,777	$4,848	$4,848
Accounts payable	Level 2	$192,455	$192,455	$127,696	$127,696
Due to related parties	Level 2	$17,667	$17,667	$15,910	$15,910
Long term debt	Level 2	$25,058	$25,058	$28,546	$28,546

Our cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The fair value of our accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at July 31, 2015. The amount payable will change based on the change in the value of the Argentine Peso as compared to the US dollar.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after we completed our financing on July 2, 2013, we initially mitigated the currency risk inherent in having received some of the funds in the form of Argentina Pesos by lending those funds to a third party in a loan which provided that the amount of each repayment would be linked to the US dollar, thus mitigating some of the risk of devaluation of the peso. In addition, Austral Gold guaranteed repayment of this loan. As we received pesos in repayment of this loan, we invested those pesos excess to our current needs in short-term deposits with an international bank. We have since opened an account with a registered broker in Argentina and invested in a fund designed to preserve capital and mitigate foreign exchange risk. However, we are still exposed to foreign exchange risk in Argentina. We do not participate in the use of other financial instruments to mitigate other risks and have no other designated hedging transactions. Our board of directors approves and monitors the risk management processes. Our Board’s main objectives in managing these risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit risk exposure. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to its cash and short-term investments. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in our credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account and invested with an international registered broker dealer as they are invested in a liquid managed fund. The fund primarily holds Argentine bonds and although we have seen an increase in the value of the fund since the technical default of the Argentine government subsequent to the end of July 2014 on the payment of bond interest payments, it is possible that the outcome of the technical default, if not rectified, may negatively impact the value of the fund. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions.

At the date of this MD&A, we had approximately $110,000 in U.S. cash, $30,000 in Canadian cash and approximately $940,000 in $AR (Argentine Pesos) of which $870,000 $AR was invested with an international broker dealer. Our $AR is equivalent to approximately $US100,000.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares or other securities, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate our business in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate and the United States Dollar, which is our functional currency. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At July 31, 2015, we were exposed to exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$98,923	$50,873
Short-term investments	2,605,549	-
Receivables	32,032	-
Accounts payable	(171,734)	(4,671)
Long term debt	(229,952)	-
Net Exposure	$(2,334,818)	$46,202

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $28,924 in the net loss for the six-month period ended July 31, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was received in the form of Argentinian pesos, exposure to the Argentinian peso has been significant and management has used various risk mitigation strategies in an attempt to limit our exposure.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

We closely monitor commodity prices to determine the appropriate course of action to be taken. A dramatic decline in commodity prices could impact the viability of our company and the carrying value of our property. Although we are exposed to commodity price risk, this risk is minimal at the present time, as we are not yet in the production phase.

Disclosure of Outstanding Share Data

As of the date of this MD&A, we had 88,941,317 common shares issued and outstanding, 19,436,706 common share purchase warrants and 4,395,000 stock options as described in further detail in note 10 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised, a total of 112,773,023 common shares would be issued and outstanding.

Risk Factors

There have been no changes in risk factors disclosed in our MD&A filed on www.sedar.com for the year ended January 31, 2015.